Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 3rd, 2005
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).
     This Report on Form 6-K contains:
•	Two Press Releases of August 3rd, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: August 3rd, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com
ALTANA continues growth course over the first half-year of 2005
Sales growth +5%; Earnings (EBT) +12%
Earnings forecast for 2005 increased
Bad Homburg, August 3, 2005 — ALTANA AG (NYSE: AAA, FSE: ALT) increased first-half consolidated sales in 2005 by 5% to €1.55 billion. Adjusted for divestment effects in the Chemicals division, the operating growth was 7%. Exchange rate fluctuations had no impact on sales figures. “With the half-year mark and especially with a strong second quarter behind us, we remain on our ambitious growth course for 2005 as a whole, for which we expect our business volume to grow by 6 to 8%”, explained Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
Of total sales, approximately €1.3 billion, i.e. 82%, were generated outside Germany. Thanks to a surprisingly robust pharmaceuticals business, sales in Germany amounted to €277 million in the first half-year, 18% more than in the prior year. With sales up by 9% respectively, Europe and Asia were the market regions which boosted growth, followed by the Latin American market with an increase in sales of 7%. In North America, at 27% the second most important market region after Europe, business volume slightly decreased, by -3% expressed in local currencies, and by -5% expressed in euros. This decrease was partly due to fluctuations in the supply rhythm of Pantoprazole.
ALTANA’s earnings situation was influenced primarily by high sales and marketing expenditure in the pharmaceuticals business as well as one-off items in connection with the reorganization of the Coatings & Sealants business unit of ALTANA Chemie. In addition, there was a one-time contribution to second-quarter earnings of €26 million, resulting from the termination of the Daxas® cooperation with Pfizer, as upfront and milestone payments previously received and posted in the balance sheet as items to be deferred over the lifetime were amortized. This impact will be offset by increasing R&D expenditures over the whole of 2005.
First-half operating earnings measured in terms of EBITDA totaled €409 million, 11% more than in the prior year, and the EBIT amounted to €347 million, up 12% on the prior year. Earnings before taxes (EBT) added up to €352 million, an increase of 12%. First-half net income totaled €219 million, 15% more than in 2004.
The operating return (EBITDA) in the first half of 2005 was 26.4%, the return on sales before taxes (EBT) amounted to 22.7%. The earnings per share increased by 16% to €1.62.
In the period under review, ALTANA’s capital expenditure on property, plant and equipment and on intangible assets totaled €66 million. The company’s research expenses totaled €216 million. As of June 30, 2005, ALTANA employed for the first time more than 11,000 people worldwide, 3% more than in the first half of 2004. Of the total workforce, about 5,000 were employed in Germany and about 6,000 abroad.

ALTANA Pharma significantly increases sales and earnings
ALTANA Pharma AG, headquartered in Constance, boosted its sales significantly by 9% to €1.1 billion in the first six months of 2005. Sales in the core area of Therapeutics rose by 9% to €981 million. The growth dynamic of the innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®) remained unbroken. ALTANA Pharma’s own sales of the drug amounted to €655 million, corresponding to an increase of 8%. Worldwide sales of Pantoprazole by ALTANA Pharma and all sales partners totaled €1.3 billion in the first six months, up by 9%. Sales in the U.S. amounted to US-$863 million, up by 8%. With a share of more than 22% of prescriptions (as of July 1), Pantoprazole’s market position among proton pump inhibitors in the U.S. remains to be strong.
In the first six months ALTANA Pharma was able to increase its earnings before taxes (EBT) by 19% to €312 million. This figure contains a contribution resulting from the termination of the Daxas® cooperation. Discounting this effect, the EBT figure for the first half of 2005 was 9% higher than in the prior year. At 27.7% ALTANA Pharma again achieved an excellent return on sales. The operating return (EBITDA) amounted to 31.4%.
The novel inhaled corticosteroid Alvesco® (Ciclesonide) for the treatment of asthma is now approved in 28 countries worldwide. After its market launches in the U.K. and Germany, Alvesco® is now for the first months in the market in Ireland, Poland, Chile and Colombia. In Australia and Brazil, Alvesco® is due to go on the market in early August. Further launch preparations for 2005 are also underway, e.g. in the Netherlands. In Germany, just a few months after it was launched, Alvesco® has already captured a market share of around 5% in the highly competitive ICS mono market. We intend to gain a share of about 10% until the end of 2005. Due to the special nature of the British market, sales develop much slower in the U.K. In view of further market launches and a steady increase in the market share, we expect to see sales of €8 to 10 million for the whole of 2005.
ALTANA and Pfizer ended their cooperation for the innovative PDE4 inhibitor Daxas® (Roflumilast) for the treatment of asthma and chronic obstructive pulmonary disease (COPD) as of June 30, 2005. ALTANA will continue to develop the substance on its own, which will result in an increase of the R&D budget in the second half of the year. The cooperation with Tanabe Seiyaku in Japan is not effected by this. Daxas® was submitted for approval in Europe in February 2004.
ALTANA Chemie posts operating growth
ALTANA Chemie AG, based in Wesel, achieved sales of €422 million in the first six months of 2005. On account of portfolio adjustments in the Coatings & Sealants business unit, the sales volume was 5% lower than in the prior year. ALTANA Chemie’s operating growth was 4%. Sales in the largest business unit, Additives & Instruments, rose by 3% to €184 million. Electrical Insulation generated €150 million, slightly more than in 2004, while sales in the Coatings & Sealants business unit fell due to divestments by 26% to €88 million.
ALTANA Chemie achieved earnings (EBT) of €54 million in the first six months of 2005, 17% down on the prior year. The decrease in earnings can be attributed to one-off items in connection with the reorganization of the Coatings & Sealants business unit on the one hand, and on the other to the rise of raw materials prices. The latter however will be compensated for by price increases for 2005 as a whole. At 12.8% ALTANA Chemie’s return on sales remains an excellent figure compared to the industry as a whole. The operating margin, measured in terms of EBITDA, amounted to 18.0%.
Earnings forecast for 2005 increased
We expect the ALTANA Group’s positive business performance to continue. For 2005 as a whole we anticipate — excluding acquisition effects — growth in sales of 6 to 8%. Despite stronger increases in sales and marketing costs in our Pharmaceuticals business and higher R&D expenditure in connection with the development of Daxas®, we raise our earnings forecast for 2005 as a whole. Thanks to the excellent development of ALTANA Pharma, we now expect a growth in earnings (EBT) in the mid single-digit range. So far, our forecast was orientated at or slightly above prior year’s level. Its increase is solely due to operating results and not influenced by extraordinary effects.

ALTANA’s Pharmaceutical division forecasts a further positive development in 2005, with sales expected to rise by 8 to 10%. We also expect the worldwide sales as well as our own sales of our blockbuster Pantoprazole to grow by 8 to 10%. Despite the launch costs for Alvesco® and the increased R&D expenditure associated with the ongoing development of Daxas®, which we will now manage on our own, we expect ALTANA Pharma’s earnings (EBT) to finish substantially above last year’s figure.
ALTANA’s Chemicals division anticipates — excluding acquisition effects — further organic single-digit sales growth in 2005. Impediments could arise from a premature weakening of the economic situation in the chemical industry. Earnings (EBT) are expected to be at or slightly below prior year’s level. Nevertheless, the effects of portfolio optimizations will have a positive impact on the margins level, which is expected to be slightly higher than in 2004.
Key figures, 1-6 2005

	January to	January to
ALTANA Group	June 2005	June 20041)	Change
	in € millions	in € millions	in %
Sales	1,552	1,483	+ 5

Earnings before interest, taxes, depreciation and amortization (EBITDA)	409	369	+ 11

Earnings before interest and taxes (EBIT)	347	310	+ 12

Earnings before taxes (EBT)	352	316	+ 12

Return on sales (EBT) in %	22.7	21.3	—

Net income (EAT)	219	190	+ 15

Earnings per share in €	1.62	1.39	+ 16

Number of employees	11,100	10,767	+ 3

1) After adjustment to IFRS 2, “Share-based payment”
A press conference for journalists will take place today, August 3, at 11:00 a.m. (local time, CEST) in Bad Homburg, and there will also be telephone conferences for analysts at 8:30 a.m. and 4:00 p.m. (local time, CEST). More information on the relevant webcasts as well as this press information and the half-year report is available on our website www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group and our pharmaceutical product Pantoprazole and Alvesco and ALTANA’s plan to launch Alvesco in further markets. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com
Fourth business unit for ALTANA Chemie
—     Acquisition of the ECKART group
—     New strategic course for ALTANA AG announced
Bad Homburg/Wesel, August 3, 2005 — ALTANA Chemie AG, the Specialty Chemicals division of ALTANA AG (NYSE: AAA, FSE: ALT), has signed an agreement to acquire the ECKART GmbH & Co. KG, headquartered in Fürth/Germany. ECKART, an international specialty chemicals group, is a leading manufacturer of metallic effect pigments and metallic printing inks. In 2004, the company achieved a sales volume of €302 million and operating earnings (EBITDA) of €65 million. ECKART employs about 1,850 people worldwide. With an EBITDA margin of 21%, ECKART is one of the most profitable specialty chemicals companies worldwide. After approval by the relevant antitrust authorities, the company’s economic integration into ALTANA’s Chemicals division is planned to take place in the fourth quarter of 2005.
The gross purchase price of the ECKART group is €630 million (“cash and debt free” basis). In addition to the company value of about €560 million, which represents an EBITDA multiple of 8.6, the purchase price covers a tax step-up of around €70 million. The payment will be effected entirely in cash. The acquisition is expected to have a positive impact on ALTANA’s earnings from the second full year of business after the transaction onwards (measured in terms of earnings per share).
ALTANA Chemie will acquire the entire business of the worldwide leading manufacturer of metallic effect pigments for applications in paints and printing inks, plastics and cosmetics as well as technical applications. In addition to the acquisition of new products and technologies, ALTANA Chemie will also get access to new customers and markets, especially from the cosmetics and the building and construction industries.
“The acquisition of ECKART is associated with an attractive synergy potential since we will be able to open additional growth possibilities and make optimum use of ALTANA Chemie’s existing areas of competence and structures”, commented Dr. Matthias L. Wolfgruber, President and CEO of ALTANA Chemie AG, on the planned transaction. “Due to ECKART’s clear focus on specialty chemicals and its leading position in closely related markets, the company is an excellent strategic fit for ALTANA Chemie, with which we will further enhance our innovation potential and our competence in the market.”
“ALTANA Chemie is the ideal partner for us. On the one hand, the group maintains first-rate contacts in international markets. It has an enormous know-how of product applications and the necessary financial power to drive forward ongoing innovation and expansion processes. Furthermore, ALTANA can look back on a long family tradition, just like ECKART, and its corporate culture is very similar to ours. Therefore, the acquisition will safeguard the long-term future of our company. This is good news for all ECKART customers and employees. ECKART will be in good hands with ALTANA”, said Carl Friedrich Eckart, managing partner of the ECKART group.

ALTANA Chemie AG will maintain all product fields, sites and employees. ECKART will be maintained as an established brand and will become the fourth business unit of ALTANA Chemie AG. With the ECKART acquisition, the new ALTANA Chemie is expected to achieve a pro forma sales volume of about €1.2 billion and an EBITDA margin of about 20% of sales. There will be eight new production sites and the number of ALTANA Chemie’s employees will rise to significantly over 4,000.
In 2004, ALTANA Chemie generated sales of €854 million, its operating earnings totaled €159 million (around 19% EBITDA margin). For many years now, the company has been one of the strongest international specialty chemicals companies with regard to growth and earnings. “With the acquisition of the ECKART group ALTANA Chemie’s profitability will be strengthened even further”, said Dr. Wolfgruber regarding the strategic importance of the acquisition.
Change in Group structure announced
The purchase of the highly profitable specialty chemicals provider represents the largest acquisition in the ALTANA Group’s history to date. “With its given global presence in attractive specialty markets, our Chemicals division is now positioned in such a way that it will make sense to separate it as an independent and listed company”, said Dr. Nikolaus Schweickart, President and CEO of ALTANA AG. “After ECKART’s integration into ALTANA Chemie, we will therefore establish the ALTANA Chemie AG as an independently operating and separately listed company in the course of 2006. We will offer our shareholders an attractive package”, continued Dr. Schweickart. He announced that details on the further line of action would be given in due course.
ALTANA Pharma is also intended to operate independently and as a separately listed company in the future. A further strengthening of the Pharmaceuticals division will be achieved through its development of new innovative products, but also by means of acquisitions, co-operations and alliances. “For that end, an amount of more than €1 billion is available to the company, partly through the mobilization of non-core business segments”, said Dr. Schweickart.

The Management Board of ALTANA AG will be available for more detailed information today.
Conference call for investors and analysts:
European call at 8:30 a.m. (local time, CEST)
U.S. call at 4:00 p.m. (local time, CEST)
Press conference at the Herbert-Quandt-Haus, Bad Homburg v.d.H.:
at 11:00 a.m. (local time, CEST)
The webcasts will be available on our website www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s expectation that the acquisition of the partnership interesting ECKART will be completed in the fourth quarter of 2005, that ECKART will provide full earnings accretion to the ALTANA group in the second full year after consolidation as well as an outlook regarding the strategic objectives for the pharmaceutical and chemical branch, especially ALTANA’s intention to establish ALTANA Chemie AG and ALTANA Pharma AG as independently operating and separately listed companies. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include decisions of the competent antitrust authorities and ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments, decisions of regulatory authorities and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its products, ALTANA’s ability to maintain close ties with its customers, the business cycles experienced by ALTANA’s customers and the prices of the raw materials used in ALTANA’s business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190